TSMC Reports Second Quarter EPS of NT$9.56

HSINCHU, Taiwan, R.O.C., Jul. 18, 2024 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$673.51 billion, net income of NT$247.85 billion, and diluted earnings per share of NT$9.56 (US$1.48 per ADR unit) for the second quarter ended June 30, 2024.

Year-over-year, second quarter revenue increased 40.1% while net income and diluted EPS both increased 36.3%. Compared to first quarter 2024, second quarter results represented a 13.6% increase in revenue and a 9.9% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $20.82 billion, which increased 32.8% year-over-year and increased 10.3% from the previous quarter.

Gross margin for the quarter was 53.2%, operating margin was 42.5%, and net profit margin was 36.8%.

In the second quarter, shipments of 3-nanometer accounted for 15% of total wafer revenue; 5-nanometer accounted for 35%; 7-nanometer accounted for 17%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 67% of total wafer revenue.

“Our business in the second quarter was supported by strong demand for our industry-leading 3nm and 5nm technologies, partially offset by continued smartphone seasonality,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into third quarter 2024, we expect our business to be supported by strong smartphone and AI-related demand for our leading-edge process technologies.”

Based on the Company’s current business outlook, management expects the overall performance for third quarter 2024 to be as follows:

•Revenue is expected to be between US$22.4 billion and US$23.2 billion;
And, based on the exchange rate assumption of 1 US dollar to 32.5 NT dollars,
•Gross profit margin is expected to be between 53.5% and 55.5%;
•Operating profit margin is expected to be between 42.5% and 44.5%.

TSMC’s 2024 second quarter consolidated results:

(Unit: NT$ million, except for EPS)

	2Q24 Amount[a]	2Q23 Amount	YoY Inc. (Dec.) %	1Q24 Amount	QoQ Inc. (Dec.) %
Net sales	673,510	480,841	40.1	592,644	13.6
Gross profit	358,125	260,200	37.6	314,505	13.9
Income from operations	286,556	201,958	41.9	249,018	15.1

Income before tax	306,311	214,675	42.7	266,543	14.9
Net income	247,845	181,799	36.3	225,485	9.9
EPS (NT$)	9.56[b]	7.01[c]	36.3	8.70[d]	9.9
a: 2Q2024 figures have not been approved by Board of Directors
b: Based on 25,931 million weighted average outstanding shares
c: Based on 25,929 million weighted average outstanding shares
d: Based on 25,930 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.
# # #

TSMC Spokesperson: Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com